Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We consent to the incorporation by reference in the registration statement of Glacier Bancorp, Inc. (the Company) on Form S-8, dated May 8, 2015, of our report dated February 26, 2015, on our audits of the consolidated statements of financial condition as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012 which report is included in the Company’s Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 26, 2015, on our audit of the internal control over financial reporting of the Company as of December 31, 2014, which report is included in the Company’s Annual Report on Form 10-K.

/s/ BKD, LLP

Denver, Colorado
May 8, 2015